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EXHIBIT 1

Translation from Norwegian

                             ARTICLES OF ASSOCIATION

                                       FOR

                                   TELENOR ASA

                       (Last amended on 6th December 2002)

                                      ss. 1

The name of the company is Telenor ASA. The company is a public limited company.

                                      ss. 2

The Company's registered office is in the municipality of Baerum.

                                      ss. 3

The object of the company is to engage in telecommunications and other related activities. These activities may be conducted by the company itself, by subsidiaries or through participation in other companies or in cooperation with others.

                                      ss. 4

The company's share capital is NOK 10,820,557,032,- divided into 1,803,426,172 shares, each with a par value of NOK 6.

                                      ss. 5

The Board of Directors shall consist of a minimum of five and a maximum of eleven members.

                                      ss. 6

The Board Chairman or the Deputy Chairman jointly with another board member have the right to sign for the company.


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                                      ss. 7

The Company shall have a Corporate Assembly consisting of 15 members. The members and alternates shall be elected for a term of two years. Ten members and three alternates for these members shall be elected by the General Meeting. Five members and two observers, with alternates, shall be elected by and from among the employees pursuant to the rules in the regulations relating to the provisions of the Norwegian Public Limited Companies Act concerning the employees' right to representation on the board of directors, corporate assembly, etc. of public limited companies.

                                      ss. 8

The Company's Annual General Meeting shall be chaired by the chairman of the Corporate Assembly.

The Annual General Meeting shall be held once a year before the end of June. Two weeks' written notice of the meeting shall be given. An agenda shall be enclosed with the notice of the meeting. Shareholders who wish to attend the General Meeting must give notice to the company no later than three days prior to the General Meeting in accordance with the Board of Directors' detailed instructions.

The Annual General Meeting shall deal with the following matters:

1. Approval of the annual report and accounts, including distribution of dividends.

2. Any other matters that shall be dealt with by the General Meeting by law or pursuant to the Articles of Association.

The Company's General Meetings may be held in Oslo.

                                      ss. 9

The Company shall have an Election Committee. The tasks of the Election Committee are to make recommendations to the General Meeting regarding the election of shareholder-elected members and alternates to the Corporate Assembly and to make recommendations to the Corporate Assembly regarding the election of shareholder-elected members and alternates to the Board of Directors.

The Election Committee consists of four members that shall be shareholders or representatives of shareholders. The chairman of the Corporate Assembly is a permanent member and the chairman of the Election Committee. Two of the members shall be elected by the General Meeting, and one member by and from among the shareholder-elected members and alternates of the Corporate Assembly. The members of the Election Committee are elected for a term of two years.

The shareholder-elected members of the Corporate Assembly may, following recommendations of the shareholder-elected members of the Board of Directors, adopt instructions for the Election Committee.